ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update — Routine announcements in the period from
2 March to 1 April 2015

1 April 2015

National Grid plc

Directors’ Interests in National Grid plc Ordinary Shares

National Grid plc has today received confirmation that John Pettigrew exercised a Sharesave option following its five year maturity (1st April 2015), granted to him in December 2009 over 1,708 shares, at an option price of 455.06p.

His total interest remains unchanged.

Contact: Robin Kerner, Assistant Secretary- Share Schemes

(0207 004 3223).

1 April 2015

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital as at 31 March 2015 consisted of 3,891,691,900 ordinary shares, of which, 152,945,477 were held as treasury shares; leaving a balance of 3,738,746,423 shares with voting rights.

The figure of 3,738,746,423 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure and Transparency Rules.

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

National Grid plc (“NG”)

Monday 9 March 2015

Notification of Directors’ Interests

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Ogier Corporate Services (UK) Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 36,966 NG ordinary shares, on 9 March, under the scheme was confirmed by the Trustee today, at a price of 865.8131 pence per share, on behalf of some 2,800 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	17 Ordinary Shares

Andrew Bonfield	18 Ordinary Shares

John Pettigrew	17 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	2,376,960 Ordinary Shares

Andrew Bonfield	1,039,241 Ordinary Shares

John Pettigrew	477,705 Ordinary Shares

Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).